EXHIBIT 99.80

NOTICE OF CHANGE OF AUDITORS
National Instrument 51-102

This Change of Auditor Notice is made pursuant to NATIONAL INSTRUMENT 51-102, entitled “CONTINUOUS DISCLOSURE OBLIGATIONS” (the “National Instrument”).

At the request of Mercator Minerals Ltd. (the “Company”), BDO Canada LLP (the “Former Auditor”), Chartered Accountants and Advisors, of Vancouver, British Columbia resigned as the Company’s auditor effective August 13, 2010 (the “Resignation”). The directors are entitled to fill any casual vacancy in the office of the auditor and have appointed KPMG LLP (the “Successor Auditor”), Chartered Accountants, of Vancouver, British Columbia as the Company’s auditor.

There were no reservations in the Former Auditor’s reports in connection with:

(a) The audits of the two most recently completed fiscal years; and

(b) Any period subsequent to the most recently completed period for which an audit report was issued and preceding the date of expiry of the Former Auditor’s term of office.

There are no reportable events including disagreements, unresolved issues and consultations, as defined in the National Instrument, between the Company and the Former Auditor or the Successor Auditor.

The Resignation and the recommendation to appoint the Successor Auditor were considered by the Audit Committee of the Board of Directors of the Company.

DATED at Vancouver, British Columbia, this 16th day of August, 2010.

Mercator Minerals Ltd.

/s/ Marc S. LeBlanc
“Marc S. LeBlanc”, VP Corporate Development and Corporate Secretary